Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 18, 2023
TO THE PROSPECTUS DATED AUGUST 10, 2023

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2023, as supplemented by Supplement No. 1 dated August 16, 2023 and Supplement No. 2 dated September 5, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our real estate property portfolio.

Updates to Our Real Estate Property Portfolio

The following disclosure supplements and should be read in conjunction with the section of the prospectus titled “Our Real Estate Investment Portfolio” and all other similar disclosure in the prospectus.

Commerce Corner Expansion

On September 7, 2023, RPT 1109 Commerce Corner, LLC ("RPT 1109 Commerce"), a wholly-owned indirect subsidiary of RREEF Property Trust, Inc. (the "Company"), entered into a guaranteed maximum price contract to expand the Company's property located at 1109 Commerce Boulevard, Logan Township, New Jersey ("Commerce Corner") by approximately 141,000 square feet (the "Commerce Expansion"). Commerce Corner is a 259,910 rentable square-foot, 100% leased state-of-the-art, multi-tenant warehouse and distribution center acquired by the Company in 2014. The Commerce Expansion is expected to cost approximately $29 million and construction is anticipated to commence in fourth quarter 2023 with substantial completion expected to be achieved approximately 12 months later. The Commerce Expansion is being undertaken to accommodate the growth initiatives of Performance Food Group (NYSE: PFGC), who has entered into a 15-year lease with RPT 1109 Commerce to take possession of the Commerce Expansion space upon its substantial completion. In connection therewith, Performance Food Group's lease for its existing space at Commerce Corner has been similarly extended to be coterminous, bringing Performance Food Group's footprint to approximately 301,000 square feet once the Commerce Expansion is complete.

In connection with the Commerce Expansion, on September 1, 2023, the Company fully repaid the outstanding loan encumbering Commerce Corner and added Commerce Corner to the Company's secured line of credit with Wells Fargo Bank (the "Wells Fargo Line of Credit") thereby adding RPT 1109 Commerce as a borrower under the Wells Fargo Line of Credit. The Wells Fargo Line of Credit has a construction sleeve element that will finance the Commerce Expansion.

Disposition of Anaheim Hills Office Plaza

On September 6, 2023, the Company sold a 73,892 rentable square-foot Class A suburban office building located in Anaheim, California ("Anaheim Hills Office Plaza"). Anaheim Hills Office Plaza was sold to an entity which is not affiliated with the Company, its advisor or any of their affiliates, for $18.0 million, exclusive of closing costs. The sale proceeds were used to reduce the outstanding balance under the Wells Fargo Line of Credit.

Upon completion of the sale, the allocation of the Company's properties by sector was approximately 37% industrial, 33% residential, 25% retail, and 5% office.